Exhibit A

Fujitsu and Ceragon Partner to Deliver 5G Ultra-High Capacity Wireless Backhaul Networks to the North American Market

Ceragon’s FibeAir IP-20 Platform to become part of the Fujitsu end-to-end optical and wireless transport offering

Richardson, Texas and Little Falls, New Jersey, February 21, 2018 – Fujitsu Network Communications, Inc. and Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced they have signed a reseller agreement for Fujitsu to sell Ceragon’s wireless backhaul solutions portfolio. This agreement expands Fujitsu’s end-to-end wireless networking portfolio to include the Ceragon FibeAir IP-20 microwave and millimeter wave solutions. The Ceragon platform will enhance Fujitsu’s multivendor wireless backhaul solutions portfolio with its versatility, spectral efficiency, bandwidth capacity, low energy consumption and proven reliability.

Fujitsu will combine its systems integration services with Ceragon’s wireless backhaul products to offer comprehensive turnkey solutions including design, build, operations and maintenance to North American service providers. Additionally, the Ceragon FibeAir IP-20 platform is a strategic fit for the multivendor solutions offered through Fujitsu’s Network Modernization (NetMod) programs to replace legacy or discontinued equipment. Fujitsu market-leading NetMod services include digital cross-connect systems (DCS), SONET, operation support systems (OSS) and microwave replacement. NetMod increases network reliability, capacity and performance, lowers the total cost of ownership and readies the network for next generation services.

“By leveraging Fujitsu’s extensive services portfolio along with Ceragon’s wireless backhaul solutions, we can bring our customers a formidable offer to densify, upgrade, and transform their networks,” said Greg Manganello, SVP and head of services at Fujitsu Network Communications, Inc.

“This is a strategic partnership for Ceragon, as it allows us to further expand our North American footprint and reach a wider range of customers,” said Ira Palti, president and CEO of Ceragon. “By integrating our IP-20 Platform solutions into its solutions portfolio, Fujitsu is now able to bring wireless backhaul solutions where they best resolve the unique challenges of North American service providers addressing capacity, reach, availability and site acquisition challenges.”

About Fujitsu Network Communications, Inc.

Fujitsu Network Communications, Inc., is a trusted partner to a broad spectrum of customers across all industries, enabling them to realize the maximum value from their communications networks. We are a market-leading U.S.-based manufacturer of network equipment and a top U.S. patent holder in optical networking. Our solutions combine the best wireline, wireless, and software technology with extensive multivendor services expertise to deliver custom, end-to-end network integration and management solutions. For more information, please see http://us.fujitsu.com/telecom and connect with us on LinkedIn at www.linkedin.com/company/fujitsu-network-communications.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Join the discussion

Media Contact:	Investor Contact:	Media Contact:
Tanya Solomon	Claudia Gatlin	Denise Duggan
Ceragon Networks		Fujitsu Network Communications
Tel: +972-3-543-1163	Tel. +1 212-830-9080	Tel. +1 972-479-2796
tanyas@ceragon.com	claudiag@ceragon.com	denise.duggan@us.fujitsu.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues due to our focus on a single market segment; risks relating to the concentration of Ceragon's business in certain geographic regions such as India, Latin America and in developing nations and the political, economic and regulatory risks from doing business in those regions, including potential currency restrictions; risks associated with a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues; risks associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; risks associated with Ceragon’s failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.